Sub-Item 77Q1(a)

                               AMENDMENT NO. 3 TO
                           AMENDED AND RESTATED BYLAWS
                             OF AIM TAX-EXEMPT FUNDS

                        Adopted effective January 1, 2008

The Amended and Restated Bylaws of AIM Tax-Exempt Funds (the "Trust"), adopted effective September 14, 2005, (the "Bylaws"), are hereby amended as follows:

     1. Article II, Section 5(a) is hereby amended and restated to read in its entirety as follows:

     "Section 5. Designation, Powers, and Names of Committees; Sub-Committees; Committee Charters.

     (a) The Board of Trustees shall have at a minimum the following five committees: (1) an Audit Committee; (2) a Governance Committee; (3) an Investments Committee; (4) a Valuation, Distribution and Proxy Oversight Committee; and (5) a Compliance Committee. Each such Committee shall have a written Charter governing its membership, duties and operations, and the Board shall designate the powers of each such Committee in its Charter. The Board of Trustees may terminate any such Committee by an amendment to these Bylaws. The Board of Trustees may, by resolution passed by a majority of the whole Board, establish one or more sub-committees of each such Committee, and the membership, duties and operations of each such sub-committee shall be set forth in the written Charter of the applicable Committee."